UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

xSigma Entertainment Limited (“xSigma Entertainment”), a subsidiary of ZK International Group Co., Ltd. (the “Company”), holds 15.73% ownership of CG Malta Holding Limited (“CG Malta”). On November 27, 2023, the Company and xSigma Entertainment entered into a settlement agreement (the “Settlement Agreement”) with CG Malta, the shareholder who holds the remainder ownership of CG Malta (the “CG Malta Shareholder”), a subsidiary of CG Malta (“CG Malta Subsidiary”), and a third party (collectively, the “Parties”). Pursuant to the Settlement Agreement, the Parties agreed to release, acquit and discharge any and all actions, claims, rights, demands, and set-offs arising out of or connected with (i) a written shareholders agreement entered into by and among CG Malta, the CG Malta Shareholder and xSigma Entertainment in or about March 2021 for the purposes of, inter alia, regulating the CG Malta Shareholder and xSigma Entertainment’s relationship as shareholders of CG Malta, (ii) a written subscription for shares agreement entered into by and among CG Malta, the CG Malta Shareholder and xSigma Entertainment on or about April 4, 2021, pursuant to which, xSigma Entertainment agreed to subscribe for, and CG Malta agreed to issue and allot to xSigma Entertainment, additional shares in CG Malta on the terms and subject to the conditions contained therein; (iii) a dispute between the end of 2022 and beginning of 2023 between CG Malta, the CG Malta Shareholder, xSigma Entertainment and the Company relating to the financial position of CG Malta in connection with the dissolution and consequential winding-up of CG Malta (the “Dispute”); (iv) the underlying facts relating to the Dispute; (v) any other agreement between or act by the Parties or any of them; and (vi) any other matter arising out of or connected with the relationship between the Parties (collectively, the “Settlements”). In exchange for the Settlements, CG Malta Subsidiary transferred and assigned certain software to xSigma Entertainment on November 27, 2023 and the CG Malta Shareholder secured an independent third party investor to invest US$5 million into the Company at preferential terms.

A copy of the Settlement Agreement is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference. The foregoing description of the terms of the Settlement Agreement does not purport to be complete descriptions of the rights and obligations thereunder and are qualified in its entirety by reference to such exhibit.

Exhibit Number	Description of Exhibit
10.1	Settlement Agreement, dated November 27, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2023	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board